Freeport-McMoRan Inc.	Kathleen L. Quirk
333 North Central Avenue., Phoenix, AZ 85004	Executive Vice President
Chief Financial Officer & Treasurer
Telephone: 602-366-8016
Fax: 602-366-7321
kathleen_quirk@fmi.com

April 8, 2015

Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Tia L. Jenkins

Re:    Freeport-McMoRan Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-11307-01

Dear Ms. Jenkins:

Freeport-McMoRan Inc. (the Company) submits this letter in response to the comments received from the Securities and Exchange Commission’s staff (the Staff) by email dated April 7, 2015, in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the 2014 Form 10-K). We have numbered and reproduced below the full text of the Staff’s comment in italics, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2014

Financial Statements and Supplementary Data, page 128
Notes to Consolidated Financial Statements, page 137
Note 2. Dispositions and Acquisitions, page 143

Comment 1: We note your disclosures on page 144 related to the disposal of your Eagle Ford shale operations. Please disclose in future filings, the pre-tax profit or loss of this component for the period in which it was disposed and for all prior periods that are presented in the statement of operations to comply with ASC 360-10-50-3A(a) or tell us why you believe this guidance does not apply to you. Please provide your proposed disclosures in your response.

Response 1: As disclosed in Note 1, Summary of Significant Accounting Policies, on page 139 of the 2014 Form 10-K, the Company follows the full cost method of accounting for its oil and gas properties. In connection with preparing the disclosures associated with the sale of the Eagle Ford shale assets, the Company evaluated the provisions of the ASC 360-10-50-3A(a), but concluded the guidance was not applicable based on the scope and scope exception provisions of ASC 205-20-15-3 and ASC 360-10-15-5(h), which provide that the Discontinued Operations and Impairment or Disposal of Long-Lived Assets Subtopics do not apply to oil and gas properties that are accounted for using the full cost method of accounting as prescribed by Regulation S-X, Rule 4-10.

The Company did include the disclosures required by ASC 360-10-50-3A(a) in the 2014 Form 10-K with respect to the disposition of its Candelaria and Ojos del Salado mining operations. The Company confirms that for any future disposals of individually significant non-oil and gas assets, it will include the disclosures required by ASC 360-10-50-3A(a).

Note 21. Supplementary Oil and Gas Information (Unaudited), page 202

Proved Oil and Natural Gas Reserve Information, page 203

Comment 2: We note your reference to “generally accepted engineering and evaluation principles.” While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted engineering and evaluation principles.” Please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles and refer us to a compilation of these principles. Alternatively, please confirm that you will not refer to “generally accepted engineering and evaluation principles” in future filings.

Response 2: The Company confirms that it will not refer to “generally accepted engineering and evaluation principles” in its future filings. Instead, the Company will refer to its oil and gas reserve estimates being prepared in accordance with guidelines established by the Securities and Exchange Commission as prescribed by Regulation S-X, Rule 4-10.
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The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at your earliest convenience at (602) 366-8016.

Sincerely,

/s/ Kathleen L. Quirk

Kathleen L. Quirk